Exhibit 99.6

Leverkusen, March 24, 2006

Dear Stockholders,

On Thursday, March 23, 2006 we announced that we intend to acquire Berlin-based Schering AG. This acquisition would open the way for a further strengthening of our enterprise. The Bayer Supervisory Board approved the Board of Management’s plans at a special meeting. The Schering Board of Management welcomes our offer and plans to recommend its acceptance to Schering stockholders. This is an excellent starting position.

Following the restructuring of recent years, we can now take a far-reaching step in our company’s development, underscoring the strategy of innovation and growth on which we had already embarked. If this transaction is completed, Bayer will have sales exceeding EUR 31 billion based on 2005 figures.

We would thus achieve our declared aim of substantially strengthening our health care activities as a primary growth engine of our enterprise, making HealthCare into a highly profitable business with annual sales of about EUR 15 billion.

Our detailed plans are presented to you on the following pages of this special edition of the Stockholders’ Newsletter. Please watch for further updates on our Internet site at www.bayer.com.

By acquiring Schering we would be taking a very important step toward a successful future for our enterprise. At the same time, we would achieve a further milestone in implementing our motto: “Bayer: Science For A Better Life.”

We firmly believe that this transaction would create substantial value for you, our stockholders. Let us take up this challenge together and continue writing Bayer’s success story.

Sincerely,